SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a notice to the shareholders of the Issuer, dated March 7, 2019, supplementing the Notice and Proxy Statement to Special General Meeting filed on February 21, 2019.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Amir Kaplan Name: Amir Kaplan Title: Chief Financial Officer Date: March 7, 2019

NOTICE TO THE SHAREHOLDERS OF G. WILLI FOOD
INTERNATIONAL LTD. (the "Company")

March 7, 2019

The Proxy Statement for the Special Meeting of Shareholders of the Company to be held on April 3, 2019 is hereby amended as follows:

A sixth paragraph is added to Proposal 2 on page 5 of the Proxy Statement to read as follows:

At the meeting dated October 17, 2017, the shareholders approved that under the Management Services Agreements, payment of the Measureable Bonus is subject to achieving an operating profit target, before bonuses to all Company’s officers, of at least NIS 15 million (currently approximately USD 4,100,000). At the Meeting, the shareholders will be asked to approve an amendment to the Management Services Agreements to provide that as of January 1, 2019 and for a period of three years, payment of the Measureable Bonus shall be subject to achieving an operating profit target, before bonuses to all Company’s officers, of at least NIS 20 million (currently approximately USD 5,500,000). The amendment of the operating profit target amount set forth in this paragraph above shall constitute an integral part of the Amendment that the shareholders will be asked to approve at the Meeting.